SECURI 18000776

Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

JUL 30 2018

Washington DC

408

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SEC FILE NUMBER
8-09698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2017 (MM/DD/YY) AND ENDING May 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercoastal Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5500 Glades Road Suite 308
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rogers 716-332-6129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd (Address) ste 240 Boca Raton (City) Florida (State) 33431 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OMC 8/1/18

OATH OR AFFIRMATION

I, John Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercoastal Capital Markets, Inc., as of May 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

NOTARY PUBLIC STATE OF FLORIDA

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2015
Boca Raton, Florida
July 26, 2018

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2018

ASSETS

Assets:	
Cash and cash equivalents	$ 1,787,586
Securities owned, at fair value	39,609,106
Due from clearing brokers, net	847,726
Clearing broker deposits	200,216
Prepaid expenses	87,645
Empoyee loans receivable	7,970
Security deposits	18,828
Fixed assets, net	25,070
Total assets	$ 42,584,147

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Compensation payable	$ 380,304
Due to clearing broker, net	25,651,172
Accounts payable and accrued expenses	38,320
Payroll Taxes Payable	94,446
Securities sold, not yet purchased, at fair value	5,750,565
Total liabilities	31,914,807
Commitments (See Note 7)	
Stockholder's equity:	
Common Stock, $1 par value, 500,000 shares authorized, issued and outstanding	500,000
Additional Paid-in-capital	3,801,063
Retained Earnings	6,368,277
Total Stockholder's equity	10,669,340
Total liabilities and stockholder's equity	$ 42,584,147

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2018

Revenues:		
Proprietary Gains- Sales Representatives	$	107,526
Proprietary trade gains		16,476,646
Interest and dividend income		1,876,995
Net unrealized loss on trading securities		(470,635)
Other		19,036
Total revenues		18,009,568
Expenses:		
Compensation and related expenses		10,511,986
Depreciation expense		11,836
Professional fees		88,575
Clearing charges		283,888
Bond Insurance Costs		16,725
Office occupancy		193,706
Communications and data processing		1,009,789
Regulatory fees		51,845
Travel and Entertainment		102,340
Interest Expense		1,694,606
Tax Expenses		11,932
Other expenses		49,603
Total expenses		14,026,831
Net income	$	3,982,737

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2018

	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance as of May 31, 2017	500,000	$ 500,000	$ 3,801,063	$ 5,020,840	$ 9,321,903
Net income	-	-	-	3,982,737	3,982,737
Stockholder distributions	-	-	-	(2,635,300)	(2,635,300)
Balance as of May 31, 2018	500,000	$ 500,000	$ 3,801,063	$ 6,368,277	$ 10,669,340

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2018

		2018
Cash flows from operating activities:		
Net income	$	3,982,737
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized loss on trading securities		470,635
Depreciation		11,836
Changes in operating assets and liabilities:		
Securities owned, at fair value		(2,749,881)
Due from clearing brokers		770,846
Prepaid expenses		(26,571)
Clearing broker deposit		(186)
Compensation payable		(304,970)
Due to clearing brokers		(5,482,252)
Securities sold, not yet purchased, at fair value		5,442,131
Accounts payable and accrued expenses		87,329
Net cash provided by operating activities		2,201,654
Cash flows from investing activities		
Purchases of property and equipment		(1,764)
Net cash used in investing activities		(1,764)
Cash flows from financing activities:		
Stockholder distributions		(2,635,300)
Repayment of related party loans		(3,000)
Net cash used in financing activities		(2,638,300)
Net decrerase in cash		(438,410)
Cash and cash equivalents , beginning of year		2,225,996
Cash and cash equivalents, end of year	$	1,787,586
Supplemental Disclosure of Cash Flow Information:		
Cash paid during year for interest	$	691,151

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The Company is wholly owned by Trifecta Holdings, LLC. The Company's present operations include the proprietary trading of fixed income included but not limited to securitized products, certificates of deposits and municipal securities. All securities transactions are cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2018, all cash was on deposit in banks and at the clearing houses. Periodically, the amount on deposit exceeds the FDIC insurance limits.

Securities Transactions
The Company is engaged in the proprietary trading of fixed income securities included but not limited to securitized products, certificates of deposits and municipal securities through securities clearing firms. Proprietary securities transactions are recorded on the trade date as if they had settled on that date.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company has a minimal amount of retail customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

NOTE 2- CONTINUED

Income Taxes
The Company has elected to be treated as an "S" Corporation under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2018, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority. As of May 31, 2018 the tax years since 2015 remain open for audit.

Defined Contribution Plan
The company provides a contributory 401K plan for its employees. For the fiscal year ended May 31, 2018 the company's contribution to the plan was allocated to 3% on the first $100,000 dollars for each person's payroll and then 1.5% for the balance of the payroll. The Company contributed approximately $23,747 to the plan for the year ended May 31, 2018.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $8,076,400, which is above the $1,744,283 net capital amount required to be maintained at May 31, 2018. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 3.2396 to 1.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 4 – continued

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.
The following table shows the Company's financial instruments adjusted cost, gross unrealized gains and fair value by significant investment category as of May 31, 2018:

	Adjusted Cost	Unrealized Gains (Loss)	Fair Value Level 2
Assets			
Securities owned			
Mortgage backed securities	$ 12,545,769	$(299,085)	$ 12,246,684
Corporate Bonds	16,366,990	79,232	16,446,222
Municipal Bonds	10,800,729	115,471	10,916,200
Totals	$ 39,713,488	$ (104,382)	$ 39,609,106
Liabilities			
Securities sold, not yet purchased			
U.S Treasury Securities	$ 5,664,652	$ 85,913	$ 5,750,565
Totals	$ 5,664,652	$ 85,913	$ 5,750,565

NOTE 5 – FIXED ASSETS

Fixed assets consist of computer equipment and furniture and fixtures with the following balances at May 31, 2018:

Computer equipment	$ 26,816
Furniture and Fixtures	58,811
Less: Accumulated depreciation	(60,557)
Fixed Assets, net	$ 25,070

Depreciation expense for the year ended May 31, 2018 was $11,836.

NOTE 6- DUE/FROM TO CLEARING BROKERS, NET

Amounts due to clearing broker, net at May 31, 2018 consist of the following:

Payable to clearing broker	$ 33,962,409
Less: deposits for securities borrowed/loaned	8,311,237
Due to clearing broker, net	$ 25,651,172

NOTE 6- (continued)

The interest rate charged is as below:

- Int'l FCStone – Cost of funds + 75 BP, 4.0%
- Hilltop Securities – Broker call + 150 BP, 3.75%

Amounts due from clearing brokers, net at May 31, 2018 consist of the following:

Receivable for trading profits	$ 227,933
Deposits for securities borrowed/loaned, net	619,793
Due from clearing brokers, net	$ 847,726

NOTE 7 – Commitments

Clearing agreements
The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Int'l FCStone, f/k/a Sterne, Agee & Leach, Inc. The Agreement expired on June 19, 2014, and has been on a month to month basis since that date.

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Hilltop Securities, Inc. f/k/a Southwest Securities, Inc. The Agreement is effective through October 19, 2018, and early termination costs apply, including reasonable expenses incurred by Clearing Firm to convert Introducing Firm's Customer Accounts.

Office Lease Obligations
The company has three lease commitments, a Boca Raton, Florida office, a Summit, New Jersey office, and a Buffalo, New York office.

In September 2014, the Company entered into a lease in Summit, New Jersey for approximately 2,017 square feet. This lease term is three years, commencing October 15, 2014 and calls for monthly rent of $5,043. A security deposit of $15,128 was required. This lease was extended through October 31, 2018 and the future minimum lease payments related to the lease obligations for that period is $25,215.

In June 2013, the Company entered into a three year lease in Boca Raton, Florida for approximately 2,961 square feet. A $3,000 deposit was paid at that time. The lease was extended beginning January 1, 2017, (retroactive to January 2016) until December 31, 2018. The agreed upon rent for the year ending December 2018 is $4,318. Utilities and common area maintenance (CAM) services, as calculated by the landlord, shall be the firm's responsibility. The future minimum lease commitments related to this lease obligation are:

Year ended May 31, 2019	$30,226

In January 2018, the Company entered into a lease in Buffalo, New York for and executive suite with a fixed monthly rent of $700. The lease also includes furnishings, telephone, telephone lines, and internet access. There was an installation, administration and set-up fee. A parking space is also included in the rent. This lease term is one year, commencing February 1, 2018. A security deposit of $700 was required. Future minimum lease payments in Fiscal Year 2019 are $5,600.

Rent expense, including CAM and other miscellaneous charges under all leases, for the year ended May 31, 2018 was $193,706.

NOTE 8 – RELATED PARTY TRANSACTIONS

Distributions paid to the Parent Company are based on the profits for each month.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at two clearing brokerage firms. Each brokerage firm account is covered for only custody protection by SIPC for up to $500,000 per clearing firm.

At May 31, 2018, cash in banks and clearing firms exceeded the federally insured limits by $1,620,128.

At May 31, 2018, $102,764 of trading income was due from one clearing broker.

NOTE 10 – SUBSEQUENT EVENTS

Date of Management's Review
Management has evaluated subsequent events through July 26, 2018, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.

SUPPLEMENTARY INFORMATION

INTERCOASTAL CAPITAL MARKETS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITES AND EXCHANGE COMMISSION
MAY 31, 2018

Net capital:		
Total stockholder's equity	$	10,669,340
Non-allowable assets:		
Receivable from Clearing (over 30 days)	$	54,000
Furnishings & equipment		25,070
Prepaid Expenses		87,645
Employee loans Receivable		7,970
Deposits		18,828
Total non-allowable assets		(193,513)
Haircuts on securities		(2,399,427)
Total net capital		8,076,400
Minimum net capital required - 6 2/3% of aggregate indebtedness or $100,000 whichever is greater		1,744,283
Excess net capital		6,332,117
Aggregate indebtedness		26,164,242
Ratio of aggregate indebtedness to net capital		323.96%
Reconciliation		
Net Capital, per unaudited May 31, 2018 Focus report, as filed	$	8,076,400
Net audit adjustments affecting net capital		-
Change in undue concentrations included in haircuts, due to audit adjustments		-
Net capital, per May 31, 2018 audited report, as filed	$	8,076,400

Intercoastal Capital Markets, Inc. is claiming exemption under the provisions of SEC Rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

INTERCOASTAL CAPITAL MARKETS, INC.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

For the Year Ended May 31, 2018

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2018, which were agreed to by Intercoastal Capital Markets, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 26, 2018

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Report

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Intercoastal Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intercoastal Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Intercoastal Capital Markets, Inc. stated that Intercoastal Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intercoastal Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercoastal Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 26, 2018

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

ICM
INTERCOASTAL CAPITAL MARKETS, INC.
MEMBER: FINRA, MSRB, SIPC

July 16, 2018

Exemption Report

RE: Intercoastal Capital Markets, Inc. – Fiscal Year End May 31, 2018 Certified Audit

Intercoastal Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to best of my knowledge and belief the company has met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year, without exception, and qualify for the exemption under the rule.

X

John Rogers
COO

Intercoastal Capital Markets, Inc. MEMBER FINRA, MSRB, SIPC
5550 Glades Road Suite 308 Boca Raton, FL 33431 561-939-8282 FAX 561-939-8292
426 Springfield Avenue, 2nd Fl., Summit, NJ 07901 908-200-2311 FAX 908-200-2312